

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 1, 2015

Via E-mail
Mr. Michael A. Shaffer
Chief Operating & Financial Officer
PVH Corp.
200 Madison Avenue
New York, NY 10016

> **Re: PVH Corp.**
> **Form 10-K for the Fiscal Year Ended February 1, 2015**
> **Filed April 1, 2015**
> **File No. 001-07572**

Dear Mr. Shaffer:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Year Ended February 1, 2015

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 30
Results of Operations, page 31

1. We note you discuss percentage changes in comparable store sales to explain year over year movements in your net sales. In future filings, please expand your disclosure to provide a clear definition of your comparable store sales as this metric is defined differently throughout the industry. To the extent e-commerce sales are included in your comparable store sales and e-commerce sales have a material impact on the metric, please separately quantify e-commerce sales or provide transparent disclosure regarding the impact that e-commerce sales has on the metric.

Financial Statements
1. Summary of Significant Accounting Policies, page F-7
Cost of Goods Sold and Selling, General and Administrative Expenses, page F-9

2.   We note that you record costs such as warehousing and distribution expenses as a component of selling, general and administrative expenses. In order to enhance an investor´s understanding of your distribution costs and gross margin, please tell us the amount of distribution costs that are not recorded within cost of goods sold for each period presented and confirm that in future Exchange Act filings you will (i) provide such quantification and (ii) expand your disclosure in management´s discussion and analysis to clarify that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and others, like you, exclude a portion of them from gross margin.

3.   In future filings, please revise your footnote disclosure to clarify whether or not you allocate a portion of your depreciation and amortization to cost of goods sold. If you do not allocate a portion to cost of goods sold, please confirm that you will relabel the cost of goods sold line item to indicate that it excludes depreciation and amortization. Refer to SAB Topic 11:B. Please provide us your proposed disclosure to be included in future filings.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Myra Moosariparambil at (202) 551-3796 or Craig Arakawa at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any other questions.

Sincerely,

/s/Craig Arakawa for

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and Mining